INVEST IN **JADE HOUSE RECOVERY**

Breaking the addiction–incarceration–homelessness cycle with immediate treatment



jade-house.org

West Palm Beach, FL





Service | Health & Fitness | Recreation | Investment Memo

Highlights



Investment Memo
An investor has written an Investment Memo

1. South Florida's culturally competent MAT clinic offering same-day care for men on Medicaid.
2. MAT programs reduce overdose risk by 59% and increase recovery rates by 68% vs non-MAT treatment.
3. Only 25% needing opioid treatment get MAT; South Florida had 7,551 overdose deaths in 2024.
4. Evidence-based approach integrates SAMHSA trauma-informed care for BIPOC and justice-involved.

Featured Investor

 **Patrick Dougherty**
Syndicate Lead

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Invested $20,000

Founder of LFG AUTO. Board Member of The Katelyn Morales Foundation. Father of 4 girls and a dog. Lover of all things sports.

"I'm investing in The Jade House Project because too many people in our communities are suffering in silence — overlooked, underserved, and without the resources they need to get help. Mental health and substance abuse don't discriminate, but access to care sadly does. This project is about changing that. It's about creating a space where healing is possible, where people are seen, supported, and empowered to rebuild their lives. The Jade House will be a place of hope — not just for those battling addiction or mental health struggles, but for the families and communities that carry the weight too. I believe in giving people the tools and the second chances they deserve. That's why I'm all in."

Our Team

 **John Visciano** Founder & CEO

Former Bloomberg economic analyst turned certified addiction counselor with 4+ years in behavioral health. Blends financial expertise with clinical training from Georgetown University & Nova Southeastern University to lead trauma-informed MAT innovation

 **Brennan Clemants** COO

Healthcare operations expert specializing in Medicaid revenue optimization and sustainable program scaling. Ensures financial excellence while maintaining compliance with complex reimbursement requirements for outpatient MAT services.

 **Tina DePaolis** Clinical Advisor

Licensed clinical professional with extensive Florida DCF regulatory expertise and healthcare accreditation experience. Ensures rigorous compliance standards while maintaining trauma-informed, culturally competent patient care

Rehab, Reimagined



Leaving the Fire for the Bridge

Building bridges, saving lives, creating sustainable change—

> When 93% of Medicaid patients can't access addiction treatment, the system isn't broken—it's abandoned them entirely. Jade House didn't begin as a business plan; it began when our team walked away from a treatment center that had lost its way. We walked away together because we knew there had to be a better way—a bridge between crisis and care.

READ THE FULL FOUNDER STORY

When a brother, father or son asks for help and is told to wait 30–90 days, the system is broken. According to the U.S. National Institute on Drug Abuse, fewer than **one in five** adults with opioid-use disorder received medications in 2021 nida.nih.gov. This underuse—on a market worth **$34 billion**—is a failure hiding in plain sight. Walking away from that treatment center was not resignation; it was our first step toward building the bridge we wished existed. **Today, thousands of men in South Florida remain trapped in a brutal loop—addiction, incarceration and homelessness. For men on Medicaid, there is simply nowhere to go.**





"Leaving that day wasn't a resignation; it was a line in the sand. If a single clinic could lose sight of its patients, imagine what happens when 40 million Americans are shut out entirely!"

Dr. Martin Luther King Jr. observed that *'of all the forms of inequality, injustice in health is the most shocking and inhumane'*. We take that to heart. That moral imperative drives our mission, but the business opportunity is equally compelling. Recent research published in JAMA Network Open demonstrates that behavioral health investments generate a **1.9x return** on investment, with employers **saving $190 for every $100 invested**. This isn't just about doing good—it's about building places where men walk in broken and walk out whole.

The Market Reality

• **Evidence gap:** Fewer than **one in five** adults with opioid-use disorder receive medications—an underuse confirmed by **NIDA**.

• **Market size:** The U.S. market for medication-assisted treatment (MAT) is valued at ≈**$34 billion** yet remains underutilised.

• **Florida Medicaid: 4.1 million** Floridians are covered by Medicaid, yet the state faces a **critical shortage of mental-health providers** and ranks **43rd out of 51** jurisdictions in access to mental health care.

• **Waiting lists:** More than **37,000** people in Palm Beach and Broward counties sought treatment last year but faced waitlists of 30–90 days.

• **Cultural competence:** Harvard research shows that programs with culturally matched clinical teams improve retention by **38 %**.

• **Access gap:** Roughly **93 %** of low-income individuals who need treatment do not receive it.

• **Justice-involved men:** Each year more than **3,600** men returning from incarceration to South Florida have co-occurring mental-health and substance-use disorders.

Harvard Medical School research published in Health Affairs demonstrates that culturally matched clinical teams achieve **38% higher retention** rates than standard approaches. Yet 93% of low-income individuals who need substance use treatment aren't getting it, despite being the highest-cost users of emergency rooms and jails. Each year, 3,600+ justice-involved men return home to South Florida with co-occurring mental health and addiction rates far above the general population. This is more than a healthcare crisis—**It's a blueprint for a franchise of hope.**

46M Americans Untreated. Targeting Florida's $3.2B Medicaid Market.

CRISIS
46M Americans have Substance Use Disorders.

OPPORTUNITY
Florida's $3.2B behavioral health market.

Over 80,000 annual overdose deaths.

93% treatment gap for Medicaid-eligible populations.

Each week of delay increases overdose risk by 1.8%.

4.1M Medicaid beneficiaries are underserved.

Half of Floridians in mental health professional shortage areas.

Florida ranks 43rd in mental health access

STUDY: FLORIDA RANKS 43RD IN ACCESS TO MENTAL HEALTH CARE

Every statistic represents someone's loved ones. Although overdose deaths have declined **26.9 %** nationally, our treatment infrastructure remains broken. Men in South Florida wait **30–90 days** for care—half of those on waitlists never receive treatment. More than **37,000** people in Palm Beach and Broward counties sought help last year, yet options are scarce. Every year, **3,600** justice-involved men return home with co-occurring disorders. Nearly **93 %** of low-income Floridians who need treatment are not receiving it.



FL Behavioral Health Market Breakdown

Florida's behavioral-health market totals $3.20 B; a $2.97 B treatment gap remains. Jade House targets $0.85 B in services currently unmet.



Each week of delay increases overdose risk by **1.8 %**—closing this gap saves lives.



The Deadly Gap: When Help Takes Too Long

Day 1: Crisis Point
Patient seeks treatment during vulnerable window of motivation

Days 1-30: Waiting Period
30-90 day typical wait times for county-funded programs

Critical Gap
93% treatment gap for low-income individuals despite highest emergency service costs

Consequence
Overdose, incarceration, or continued substance use

Behind the Numbers: Every year, 3,600 justice-involved men are released to South Florida counties with co-occurring disorders, a rate 4.5x higher than the general population[1]

Substance Abuse and Mental Health Services Administration. (2024). Key substance use and mental health indicators in the U.S.

> *Thousands of men remain trapped in cycles of addiction, incarceration and homelessness.*

ENGINEERING AGAINST TIME

Rehab, Reimagined

Engineered against time—our solution is flow. Clients receive same-day psychiatric evaluations, **48–72-hour** medication induction, and **trauma-informed continuity**. **Federal guidelines** stress immediate access to medication; Jade House exists to ensure men who walk in broken can walk out whole.



Immediate Care. Zero Waitlist.

While others make patients wait, Jade House delivers immediate, evidence-based care when motivation is highest.

STEP 1: Walk-In Assessment
Same-day psychiatric evaluation and addiction assessment when patients are most ready for change.

STEP 2: Immediate MAT Start
Suboxone prescribing and Sublocade injection within 48-72 hours, not weeks or months later.

STEP 3: Ongoing Support

3 Weekly therapy, peer support, and medical monitoring to ensure sustained recovery.

We close the 30–90 day gap that too often leads to overdose, incarceration, or death.

ASAM Criteria 4th Ed. 2024

PRECISION MEETS COMPASSION

Zero-delay access is the foundation. Equity requires acknowledging that underserved populations are not monoliths but communities with distinct cultural needs.



Five target communities— 12,200 potential clients

• **Medicaid-eligible men** – 3,500 potential patients.

• **Low-income families** – 2,800 individuals.

• **Commercial insurance** – 1,800 clients.

• **Private pay** – 900 clients.

• **Specialized populations** – 4,200 (justice-involved individuals, LGBTQ+ community members and veterans).

Estimates are based on SAMHSA county-level data (2024).

VALIDATION BEFORE SCALE

Partnerships and diversified revenue

Ideas alone don't create partnerships. Memorandums of understanding with Rebel Recovery FL, the Public Defender's Office and the Southeast Florida Behavioral Health Network validate stakeholder commitment. Our diversified revenue model turns market failure into sustainable competitive advantage—serving excluded populations generates both

advantage—serving excluded populations generates both
superior outcomes and attractive returns.

Our journey to traction is already under way:


Our Journey:
From Idea to $100K
Traction
Q1 2025
Identified urgent MAT Access gaps.
Q2 2025
Formed key Partnerships (Rebel Recovery FL, SEFBHN, Public Defenders Office).
Q3 2025
$
$100K raised + $700K in Nonprofit grant submissions supporting Phase 2.

We've raised $100k+ so far in Testing the Waters reservations via Wefunder. After our paperwork is filed with the SEC, these reservation-holders can confirm their reservations into investments.

Capital Efficiency as Strategy

Every dollar should go to patient care—not overhead. Traditional residential models require > **$1.5 million** before the first admission. Our outpatient-first model dedicates ≈ **77 %** of expenditures to clinical services. Lower fixed costs mean lower barriers to entry, faster sustainability and greater impact per investment dollar.


Investment Breakdown
$20,000.00
$30,000.00
$60,000.00
$250,000.00
$90,000.00
Clinical Ops
Facility Setup
Technology
Compliance
Working Capital

Target raise of $450K – investment breakdown: $250K clinical operations, $90K facility build-out, $60K technology, $30K compliance and regulatory, $20K working capital.

We are raising a minimum of $50k through Wefunder.





Outpatient-first model requires ≈$450K compared with ≥$1.5M for a residential launch.

Systematic Advantages



Proven Growth Path: From First Patients to Profitability in under 2 years.

Year 1



Break-even at 60 patients

Year 2
$1.5M revenue, 85 patients

Year 3+
15–20% margins, AI billing

Forward-looking statements are not guaranteed.

The healthcare landscape reveals stark performance differences. A **zero-day waitlist**, a **bilingual clinical team**, and **AI-powered billing** deliver advantages in access, cultural competence and financial sustainability. These are not slogans; they are operational commitments.

Community validation and strong partnerships form the foundation. Execution requires proven leadership and authenticity. **Research on cultural competence** shows that authentic relationships with communities take **3–5 years** to develop, creating natural barriers for would-be competitors.



Why Jade House Wins

FACTOR	JADE HOUSE RECOVERY	TRADITIONAL PROGRAM	COUNTY PROGRAM
Wait Time	✓ 0 days	14–30 days	30–90 days
Cultural Comp	✓ Bilingual	Limited	Limited
Tech Integr	✓ AI billing	Basic	Outdated
Capital Effic	✓ $450K	$1.5M+	$1M+
Medicaid Access	✓ Optimized	Rare	Yes

Florida AHCA Fee Schedule 2024, ²SAMHSA TIP 63 2025

From cultural competence to cost savings, Jade House outperforms traditional and public models.

Execution Credibility



John Visciano pairs financial analytics experience from **Bloomberg LP** with eight years of addiction counseling. **Brennan Clemants** optimizes Medicaid billing systems and operational excellence. **Dr. Tina DePaolis** has guided multiple facilities through Florida's Department of Children and Families (DCF) compliance. Together, this team covers both clinical and operational dimensions of care delivery.



Addiction Treatment Experts with Proven Healthcare Commitment

1 — FOUNDER/CEO
John Visciano
Former Bloomberg analyst turned certified addiction counselor; brings clinical and financial insight.

2 — CHIEF OPERATING OFFICER
Brennan Clemants
Expert in Medicaid revenue optimisation and operational excellence, ensuring sustainable and scalable treatment.

3 — CLINICAL DIRECTOR
Tina DePaolis
Guides facilities through Florida DCF regulations to ensure rigorous, trauma-informed, ethical care.

Our leadership team grounds financial projections in operational reality rather than theory. Evidence shows that comprehensive medication-assisted treatment—combining medications with counseling and social support—**increases engagement and retention.**



Clinical
Excellence



- Licensed therapists using evidence-based care
- Certified peer specialists with lived recovery experience
- Bilingual culturally competent staff
- Trauma-informed, mission-driven team

Conservative Models, Compelling Returns

We base our projections on conservative retention assumptions and historical payer-mix data. EBITDA margins are modeled to rise from ≈15 % initially to ≈35 % by month 18. These fundamentals support sustainable growth while keeping mission at the center.



Dual Returns: Short-Term 1.5x Revenue + Equity Upside

Initial Investment
$450K seed capital with 18-month path to break-even

Exit Strategy
$3.2B Florida behavioral health market 5% annual growth.

Diversified Revenue Mix

- MEDICAID: 65%
- COMMERCIAL: 25%
- PRIVATE PAY: 10%

Forward-looking statements are not guaranteed.

Milestone-Driven Execution

Revenue generation requires systematic operational development. Our five-phase implementation plan sequences facility licensing, DCF approval, EMR integration, and Medicaid credentialing to minimize regulatory risk while accelerating time to first billable service. Each milestone unlocks additional revenue capacity while building foundation for scale.



Future projections are not guaranteed.

Scalable Impact Architecture

Our outpatient model allows for geographic expansion once core operations prove sustainable. **Florida's behavioral-health market grows 5 % annually** and demand for culturally competent MAT continues to rise. Our platform is built to expand while maintaining clinical quality and community accountability.



Forward-looking statements are not guaranteed.

Aligned Capital, shared returns

Our **SAFE + Revenue Share** structure offers two return mechanisms: (1) revenue sharing beginning month 14, and (2) equity conversion upon a qualified financing or exit. This structure aligns investor interests with operational outcomes while preserving working capital for growth.

Investment Terms

STRUCTURE

Crowd SAFE + Revenue Share

VALUATION

$7 MILLION

REVENUE SHARE

15% of Net Revenue

PAYBACK MULTIPLE

1.5x

The Implementation Imperative



$450K Accelerates MAT Launch, Compliance, and Lives Changed

1. **Clinical Care — $250K (56%)**
   9 months MAT staffing, Suboxone therapy, evidence-based group sessions for 45+ vulnerable men.
2. **Infrastructure — $150K (33%)**
   Launches site with Kipu EMR, telehealth, compliance-ready systems.
3. **Compliance — $50K (11%)**
   DCF license, Medicaid setup, QA, and audit protocols.

Already committed: $100K from local healthcare investors. $350K left: Join us to expand MAT access in South Florida

Treating **100** patients saves Florida's Medicaid program about **$480,000**. Over three years, that equals **$4.8 million** in community benefit, while the clinic captures only about **11 %** as revenue. Each life stabilized breaks a cycle and creates a social dividend far beyond our bottom line.

Where the Bridge Leads

Within three years, we envision same-day access to bilingual, trauma-informed care across Florida—from Little Havana to Jacksonville to Tampa.

Clinical & Community:
clinical excellence grounded in community trust.

Efficiency & Compassion:
operational efficiency balanced with human compassion.

Financial & Social Impact:
financial sustainability that drives social impact.

The bridge is ready.
The communities are waiting



Capital is a catalyst, not a destination. With **$100K already reserved** and a clear pathway to completing our **$450K raise**, your investment will enable immediate market entry and sustainable impact. Join the **28 early supporters** who believe that **dignity** and **efficiency** belong in the same sentence—and that the strongest bridges are built by those who are willing to cross them first.

